LAW OFFICE
of
EUGENE MICHAEL KENNEDY, P.A.
964 Southeast Ninth Avenue, Pompano Beach, Florida 33060

TELEPHONE (954) 524-4155	FACSIMILE (954) 524-4156

February 23, 2009

Tom Kluck, Esq.
Legal Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Mail Stop 4561

Attn: Jerard Gibson,Esq.

Re:	The Parkview Group, Inc. (the “Company”);
Amendment No. 1 to Form 10; File No. 000-53491
Response to Staff Comment Letter dated February 11, 2009.

Gentlemen:

          This is in response to the Staff’s comments related to the Company’s Amendment No. 1 to Form 10 filed, on January 14, 2009, contained in the Staff’s letter addressed to Richard B. Frost and dated February 11, 2009.

          The following responses address like numbered paragraphs in the Staff’s February14th comment letter and, where applicable, reflect the Company’s Amendment No. 2 to Form 10 filed today:

          Item1. Business

          Competition, page 3

1.

Further disclosure of the Company’s view of its current competitive position in the industry, the competitive business conditions it faces and a more detailed discussion of its direct solicitation efforts are included in the Amendment No. 2 to its Form 10 on page 3.

          Item 2. Financial Condition

          Results of Operations, page 8

2.

We have expanded disclosure, on page 8 of Amendment No. 2 to the Company’s Form 10 filed today, of the Company’s longer term downward trend in its revenues from operations, culminating in no receipt of revenues at all from its operations since fiscal 2006 to the present and advising that if current efforts at reversing that trend are not successful, it will likely erode the Company’s current, poor financial condition.

          Financial Statements

          Unaudited Interim Financial Statements for the Quarter Ended September 30, 2008

3.	As indicated, the Company has been in the development stage since January 1, 2007 and agrees that comparable period information should and will be provided going forward.

In response to comment No.3, the following explanation is provided as to why the Company did not include cumulative information from inception:

a.

Footnote 7 of SFAS 7 relates to a “dormant enterprise that is reactivated to undertake development stage activities”. In management’s opinion, Parkview has never been a “dormant enterprise”. The Company was founded in 1999 and had consistently generated revenues until management’s decision to more selectively engage in management consulting projects and expand its present business plan which includes the sale of assets on behalf of financially distressed companies. Revenues earned by the Company during the four years ended December 31, 2006 amounted to approximately $216,000. Management does not consider that Parkview was a Development Stage entity for periods preceding 2007.

b.

SFAS 7 defines a “Development Stage” entity as one that is devoting substantial time and effort to raising capital, acquiring assets, financial planning, developing markets and seeking supply sources. Effective January 1, 2007, the company has engaged in exactly those activities in addition to pursuing more profitable management consulting engagements.

c.

SFAS 7 further states in paragraph 30 (a) “Accounting treatment should be governed by the nature of the transaction rather than by the degree of maturity of the enterprise.” In management’s opinion, the presentation of cumulative results of operations, cash flows, and equity transactions are more meaningful to a financial statement reader from inception of the development stage activity as opposed to from inception of the entity.

d.

Regulation S-X, paragraph 210.1-02(h) defines a “Development Stage Company” as “…devoting substantially all of its efforts to establishing a new business and either … (1) planned principal operations have not commenced, or (2) planned principal operations have commenced, but there has been no significant revenue therefrom.” Management is actively pursuing its 2007 business plan; however, revenues have not yet been generated.

e.	Cumulative Development Stage information will be provided in the interim and annual financial statements as required.

We consider the foregoing to be, in the aggregate, fully responsive to the Staff’s comment letter. In connection with these responses to the Staff’s comments, Parkview acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A redline copy of the second amended Form 10 filed today, reflecting the changes we’ve made in response to the Staff’s comments, was dispatched to the Staff under separate cover by overnight delivery (Fed-X) for morning delivery on February 24, 2009.

Sincerely,
Law Office of Eugene Michael Kennedy, P.A.
Special Counsel for The Parkview Group, Inc.

By:	/s/ E. M. Kennedy

Eugene M. Kennedy, Esq.